BRANDON J. CAGE

Vice President and Managing Counsel

Writer’s Direct Number: (205) 268-1889

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

E-mail: brandon.cage@protective.com

April 8, 2024

Via EDGAR and E-mail

Ms. Rebecca Ament Marquigny

Senior Counsel

Disclosure Review Office 2

SEC Division of Investment Management

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Protective Life Insurance Company

Protective Variable Annuity Separate Account 811-08108

Post-Effective Amendment No. 5 to the Registration Statement on Form N-4

File Nos. 333-261426 & 811-08108

Protective Life and Annuity Insurance Company

Variable Annuity Account A of Protective Life 811-08537

Post-Effective Amendment No. 1 to the Registration Statement on Form N-4

File Nos. 333-261830 & 811-08537

Ms. Marquigny:

On behalf of Protective Life Insurance Company, Protective Life and Annuity Insurance Company (collectively the “Company”) and on behalf of Protective Variable Annuity Separate Account and Variable Annuity Account A of Protective Life (collectively the “Account”), we have filed this letter as correspondence via EDGAR to the above referenced Post-Effective Amendments to the Form N-4 Registration Statement (the “Amendment”) for certain flexible premium deferred variable and fixed annuity contracts (the “Contracts”). This letter provides the Company’s responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on April 4, 2024.

For the Staff’s convenience, each Staff comment is set forth in full below, followed by the Company’s response. Where page numbers are referenced, they are consistent with the marked to show copy provided to the Staff.

2801 US-280 • Birmingham, AL 35223 | (205) 268-1000 | protective.com

Ms. Marquigny

April 5, 2024

PROSPECTUS

1.	Staff Comment: Please update and/or fill in all bracketed information.

Response: All missing bracketed information will be included in the next filed pre-effective amendment or we will remove brackets where information has been confirmed.

2.	Staff Comment: Important Information You Should Consider About the Contract – Ongoing Fees and Expenses (p. 6). Please add footnote numbers to the existing footnote disclosure for footnotes 2 through 4.

Response: We made the requested modification by adding the applicable footnote numbers to the existing footnotes.

3.	Staff Comment: Fund Appendix (p. FUND-6). Please include a list of the Benefit Allocation Models and the permissible single investment options available during the Rider Accumulation Phase and the Rider Withdrawal Phase in footnote number 2.

Response: We added disclosure and an additional table that contains this information.

INITIAL SUMMARY PROSPECTUS

4.	Staff Comment: Please update and/or fill in all bracketed information.

Response: All missing bracketed information will be included in the next filed pre-effective amendment or we will remove brackets where information has been confirmed.

5.	Staff Comment: Additional Information About Fees – Example (p. 17). Please include the following disclosure that appears to be removed from this section - “Please remember that the examples are an illustration and do not guarantee the amount of future expenses. Your actual expenses may be higher or lower than those shown. Similarly, your rate of return may be more or less than the 5% rate of return assumed in the examples.”

Response: We respectfully decline as this language was not removed. The language appears below the example table information.

6.	Staff Comment: Fund Appendix – footnote 2 (p. FUND-6). If applicable, please carry over the disclosure additions and changes to footnote 2 in the statutory prospectus to footnote 2 of the Initial Summary Prospectus. For example, add rider before the accumulation phase reference, the June 2, 2024, starting date reference for allocation information during the rider withdrawal phase, and the allocation percentage table.

Response: We made the requested modification. We carried over all language from the statutory prospectus to the Initial Summary Prospectus as the disclosure should be the same.

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Ms. Marquigny

April 5, 2024

7.	Staff Comment: Fund Appendix – footnote 2 (p. FUND-6). Please include the names of the Benefit Allocation Models and the permissible single investment options available during the Rider Accumulation Phase and the Rider Withdrawal Phase in footnote number 2.

Response: We added disclosure and an additional table that contains this information.

* * * * *

We believe that the foregoing responds to all Commission Staff comments. We respectfully request that the Staff review these materials as soon as possible.

If you have any questions regarding this letter, please contact me at 205-268-1889. We greatly appreciate the Staff's efforts in assisting the Company with this filing.

Sincerely,

/s/ Brandon J. Cage

Brandon J. Cage
Vice President and Managing Counsel

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